SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 0-13215

                Form 10-KSB for Period Ended: September 30, 2000

PART - I - Registrant Information

                               JNS MARKETING, INC.
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             (Exact name of registrant as specified in its charter)

                               CIK No. 0000743758

             10200 W. 44th Avenue, Suite 400, Wheat Ridge, CO 80033
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               (Address of principal executive offices) (Zip Code)

PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and form 10-QSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The accountant was unable to complete the books within the 45 days allotted.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

            Walter Galdenzi, President    (281) 469-3666

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                  No

         Dated: December 22, 2000          JNS Marketing, Inc.


                                           /s/ Walter Galdenzi
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                                           Walter Galdenzi, President